SEC  1344
(7-2000)
Previous  versions  obsolete

PERSONS  WHO  POTENTIALLY ARE TO RESPOND TO THE
COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                               [GRAPHIC  OMITED]



                                  OMB APPROVAL
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12B-25
SEC  FILE  NUMBER
CUSIP  NUMBER
                           NOTIFICATION OF LATE FILING
(Check  One):  |  |  Form  10-K  Form  20-F  Form  11-K  [X]Form  10-Q
Form  N-SAR
For  Period  Ended:  JUNE  30,  2001
[  ]  Transition  Report  on  Form  10-K
[  ]  Transition  Report  on  Form  20-F
[  ]  Transition  Report  on  Form  11-K
[  ]  Transition  Report  on  Form  10-Q
[  ]  Transition  Report  on  Form  N-SAR
For  the  Transition  Period  Ended:  ___________________
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                    VERIFIED ANY INFORMATION CONTAINED HERIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART  I  --  REGISTRANT  INFORMATION
________________________________________________________________________________
Full  Name  of  Registrant:  CATHAYONE,  INC.
________________________________________________________________________________
Former  Name  if  Applicable:  PREMIER  BRANDS,  INC.
________________________________________________________________________________
Address of Principal Executive Office: C/O FISHER & FISHER - ONE WHITEHALL STREET, 21ST FLOOR
________________________________________________________________________________
City,  State  and  Zip  Code:  NEW  YORK,  NY  10004

PART  II  --  RULES  12B-25(B)  AND  (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART  III  --  NARRATIVE

CATHAYONE, INC. ("THE COMPANY") IS STILL IN THE PROCESS OF COLLECTING DATA RELATING TO THE QUATER-END UNAUDITED FINANCIAL STATEMENTS IN ORDER TO PREPARE FORM 10-QSB. THE COMPANY HAS BEEN UNABLE TO RECEIVE THIS DATA IN A TIMELY MANNER WITHOUT UNREASONABLE EFFORT AND EXPENSES. FOR THE FOREGOING REASON, THE COMPANY REQUIRES ADDITIONAL TIME IN ORDER TO PREPARE AND FILE ITS ANNUAL REPORT ON FORM 10-QSB FOR THE YEAR ENDED JUNE 30, 2001.

PART  IV--  OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                     DAVID COOPERBERG     (917)     699-4352
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes No
________________________________________________________________________________
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes No

THE COMPANY MERGED WITH A PRIVATE COMPANY DURING THE YEAR 2000 AND CHANGED THE NATURE OF ITS OPERATIONS. CATHAYONE CONTINUES TO BE CLASSIFIED AS A DEVELOPMENT STAGE COMPANY WITHOUT SUBSTANTIAL REVENUES. WHILE REVENUES HAVE NOT
SIGNIFICANTLY CHANGED SINCE 1999, EXPENSES HAVE INCREASED. UNTIL THE DATA REFERENCED IN PART III ABOVE IS RECEIVED, THE COMPANY CANNOT QUANTIFY ITS NET RESULTS FOR 2000.

IN ADDITION, THE COMPANY FILED A FORM 8-K DURING THE PERIOD TO ANNOUNCE THAT IT HAD FILED FOR CHAPTER 11 BANKRUPTCY. FURTHER DETAILS SURROUNDING THIS EVENT ARE EXPECTED TO BE RELEASED AS AVAILABLE.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                                 CATHAYONE, INC.
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  AUGUST  12,  2001     By:  DAVID  COOPERBERG,  PRESIDENT

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

INTERNATIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly indentified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202of Regulation
                                               --------    --------
S-T ( 232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ( 232.13(b) of this Chapter).

http://www.sec.gov/divisions/corpfin/forms/12b-25.htm
Last  update:  07/20/2000